[LETTERHEAD OF LEONARD W. BURNINGHAM, ESQ.]



March 24, 2006



Oak Ridge Micro-Energy, Inc.
Salt Lake Branch Office
3046 East Brighton Place
Salt Lake City, Utah 84121

Attention:     Mark Meriwether, President

Re: Engagement to perform legal services for Oak Ridge Micro-Energy, Inc., a Colorado corporation (the "Company"), during the year ended December 31, 2006

Dear Mr. Meriwether:

          This letter will set forth the proposed terms of our firm's engagement on behalf the Company and subject to the continuation of this engagement in the sole discretion of the Board of Directors of the Company for the year ended December 31, 2006. Our services to be rendered hereunder include preparation of the Company's annual and quarterly reports and such other projects as you may engage us to perform.

          We will perform such services as are requested of us by the duly authorized officers of the Company and the Board of Directors of the Company at the hourly rates or flat fees set out below. This Engagement Letter shall end on December 31, 2006, unless terminated earlier by the Board of Directors of the Company or the undersigned, for any reason whatsoever; termination will not affect payment or liability of the Company to us for any fees that have been earned hereunder by us to the date of termination.

          Unless otherwise agreed, we will be paid for our services at our hourly rates, which are: Branden T. Burningham, Esq., at an hourly rate of $215 per hour; Bradley C. Burningham, Esq. at an hourly rate of $110 per hour; and my hourly rate is $365 per hour. Flat fees will be quoted by us on certain projects, as requested, like S-8 Registration Statements, with a flat fee of $7,500. We will also bill our costs, in addition to the agreed upon fees, as follows: copy costs will be billed at $0.15 per page; and facsimiles are billed at $1.25 per page, with us paying the long distance charges; any required scanning for Securities and Exchange Commission filings is $4 per page; Edgarizing is billed at $45 per hour; all other expenses such as Federal Express, other courier fees, filing fees and the like are billed at our cost. Costs will be billed monthly, unless we arrange otherwise.

          It is our understanding that you desire to and will have the option of paying for our non-capital raising, non-promotional and non-reverse reorganization related services ("non-capital raising" services) by the issuance of shares of common stock of the Company that will be registered on Form S-8 of the Securities and Exchange Commission at a price equal $0.23 per share. It is our understanding that an aggregate of 500,000 shares of your common stock will be registered on Form S-8 of the Securities and Exchange Commission for this purpose. In such event, our costs will be required to be paid in cash. It is also our policy to divide shares received for our services with our employees, in the event of payment in securities for our services.

          If this meets with your approval, please sign and date below and facsimile your signature back to me.

          Thank you very much.


                                   Sincerely yours,


                                   /s/ Leonard W. Burningham

                                   ACCEPTED:

                                   Oak Ridge Micro-Energy, Inc.


Dated: 3/24/06.                 By /s/  Mark Meriwether, President


                       Consent of Directors

          By their signatures below, the Board of Directors of Oak Ridge Micro-Energy, Inc., a Colorado corporation, hereby adopts, ratifies and approves the foregoing Engagement Letter.


Dated: 3/24/06.                   /s/ Mark Meriwether


Dated: 3/24/06.                   /s/ John B. Bates